June 26, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720

Washington, DC 20549-0407

Re:	PAETEC Holding Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 12, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009

File No. 000-52486

Dear Mr. Spirgel:

PAETEC Holding Corp. (the “Company”) hereby submits its responses to the Commission staff’s comments on the reviewed filings contained in the staff’s letter to the Company dated June 5, 2009. The Company has responded to all of the staff’s comments. The Company’s responses to the staff’s comments are set forth below with each response below numbered to correspond to the numbered comment in the staff’s letter. As explained below, in accordance with the staff’s request, the Company will undertake to include revised disclosures responsive to each of the staff’s comments in the Company’s future filings, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2009, which is required to be filed on or before August 10, 2009.

Expedited Review Requested

The Company respectfully requests expedited review of its responses to the staff’s comment letter in order to permit declaration of effectiveness of the Company’s registration statement on Form S-3 (File No. 333-159344) filed with the Commission on May 19, 2009. Because the reviewed filings are incorporated by reference in the registration statement, the staff member assigned to review the registration statement has advised the Company that it must defer requesting effectiveness of the Form S-3 until completion of the review process associated with the staff’s comment letter. Delay in the roll-out of the equity incentive offering to the Company’s sales agents to be covered by the registration statement could deprive the Company of much of the expected benefit of the offering in terms of motivating enhanced sales efforts in the current difficult economic environment. Accordingly, for the Company to meet its offering timetable, the Company would appreciate the staff’s cooperation in resolving all outstanding comments on or before July 10, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

Impairment Charge, page 47

1.	We note you took a large impairment charge in the third quarter as a result of an impairment test triggered by a significant decline in your market capitalization. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

The Company will include in its future filings with the Commission revised disclosure addressing the matters referred to in the staff’s comment. The disclosure proposed by the Company is presented below, with the revised disclosure highlighted in italics to facilitate the staff’s review. The Company hereby undertakes to provide the following disclosure in its Quarterly Report on Form 10-Q for the quarter ending June 30, 2009:

Impairment Charge

PAETEC performs its annual assessment of the carrying value of its goodwill as of July 1 or as events or circumstances change.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, PAETEC applies a fair value-based impairment test to the net book value of goodwill and indefinite-lived intangible assets at a reporting unit level. The analysis of potential impairment of goodwill requires a two-step process. The first step is the estimation of fair value. If step one indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment potentially exists when the estimated fair value of a reporting unit’s goodwill is less than its carrying value.

During the third quarter of 2008, PAETEC experienced a significant decline in market capitalization as a result of a decrease in the market price of its common stock as reported on the NASDAQ Global Select Market. The decline in market capitalization occurred after PAETEC’s announcement in August 2008 that its operating results for the second quarter of 2008 would be lower than expected. Some factors contributing to this performance below expectations included less robust billable minutes of use, an increase in customer attrition rates, and continued pricing pressures resulting from competitive product offerings and customer demands for price reductions in connection with contract renewals. PAETEC determined that these factors combined with the overall general decline in the economy and financial markets were an indicator that a goodwill impairment test was required pursuant to SFAS No. 142.

As a result, PAETEC completed step one of the impairment process by estimating the fair value of its reporting units as of September 30, 2008 based on a discounted projection of future cash flows, supported with a market-based valuation, and concluded that the fair values of some of its reporting units were less than the carrying values. For those reporting units whose fair values were less than the carrying values, PAETEC conducted step two of the impairment process and determined that the fair value of each reporting unit’s goodwill was less than the carrying value and concluded that goodwill was impaired. PAETEC recorded a non-cash charge of $340.0 million based on a preliminary assessment in the third quarter of 2008. Based on finalization of the original assessment in connection with the preparation of PAETEC’s audited financial statements, PAETEC recorded an additional non-cash charge of $15.0 million in the fourth quarter of 2008.

The goodwill impairment charges were attributable to weaker economic conditions in PAETEC’s markets, as further described in “Results of Operations–Recent Operating Results,” which have limited PAETEC’s revenue growth and contributed to cost increases which outpaced such revenue growth in 2008. Because of the current economic slowdown, as well as operating contributions of PAETEC’s recent acquisitions, the historical growth rates and operating results of PAETEC are not indicative of future operating performance. To determine the fair value of its reporting units as of September 30, 2008, PAETEC lowered its future performance expectations and increased discount rates to account for the effects of the current economic downturn, which PAETEC projected to recover in late 2009 and throughout 2010.

The impairment test is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions concerning future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions used to estimate discounted cash flows include growth rates and the discount rate applicable to future cash flows.

Adjusted EBITDA Presentation, page 49

2.

We note you state on page 50 that management uses the adjusted EBITDA measure to assess the company’s core operating performance. Your emphasis on “core” operating performance appears to be a method of smoothing your results of operations. Furthermore, we believe you have eliminated many recurring items in the calculation of your non-GAAP measure of financial performance without an adequate justification. For example, it is unclear why you believe an investor should consider compensation that is paid with stock to be less important for assessing results of operations than compensation that is paid with cash. Also, impairment charges, integration and separation costs appear to provide very important information about the state of your operations and the success of past management decisions, which could be very important to a reader when making a comparison of the company to its competitors. Revise your disclosure to specifically state why management believes each of the adjustments is necessary and useful to investors. Please refer to Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question 8, found at the following link: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm for additional guidance.

As requested by the staff, the Company will comply with this comment in its future filings by expanding its disclosure concerning the Company’s use of the adjusted EBITDA measure to enhance its explanation of why management believes the disclosed adjustments are necessary and useful to investors.

As discussed below, the Company does not believe that its emphasis on “core” operating performance is a method of smoothing its results of operations. Instead, the emphasis reflects the fact that the adjusted EBITDA measure is necessary and useful to management and the Company’s investors in their evaluations of the Company’s business, as explained below, and therefore that the Company’s presentation complies with Regulation S-K Item 10(e)(ii)(B) and the staff’s related guidance in Question 8 of the Frequently Asked Questions Concerning the Use of Non-GAAP Measures (the “Staff FAQ”).

The Company agrees with the staff that the effects of stock-based compensation, impairment charges, and integration and separation costs are important to management and to investors in assessing results of operations. These items are each presented in individual line items on the face of the Company’s consolidated statements of operations and comprehensive (loss) income or consolidated statements of cash flows, and each item is discussed in management’s discussion and analysis (in which the adjusted EBITDA measure appears) so that investors can take the item into consideration in evaluating the Company’s financial results. The Company believes, however, that investors, like the Company’s management, rely on adjusted EBITDA as a necessary and useful supplement to measures presented under generally accepted accounting principles (“GAAP”) when interpreting the business’s operating trends and results.

Stock-Based Compensation. Although stock-based compensation is a recurring cost, the Company believes that eliminating this item from its adjusted EBITDA calculation is consistent with the guidance in the Staff FAQ because of the usefulness of this measure to investors. In commenting on Regulation S-K Item 10(e)(ii)(B) in the Staff FAQ, the staff indicated that “while there is no per se prohibition against removing a recurring item [from a non-GAAP measure], companies must meet the burden of demonstrating the usefulness of any measure” that removes such an item. As reflected in the revised disclosures proposed below, in the view of PAETEC’s management, stock-based compensation reflects a non-cash cost which may obscure for a given period trends in the underlying business, due to the timing and nature of the equity awards, including the fact that in some instances the awards have related to transactions (such as business combination transactions) outside the ordinary course of business. Further, management believes that because of the variety in the types of equity awards used by companies, the varying methodologies they employ in determining both stock-based compensation and stock-based compensation expense from period to period, and the range of subjective assumptions involved in those determinations, excluding stock-based compensation from adjusted EBITDA enhances comparisons of the underlying operating performance of different companies over multiple fiscal periods.

Impairment Charges. The Company does not consider the impairment charges it recorded for 2008 and excluded from adjusted EBITDA in the reviewed filings to be a recurring item within the meaning of Regulation S-K Item 10(e)(ii)(B). The Company did not record any impairment charge for 2006 or 2007 (or, indeed, for any prior period since the Company’s predecessor, PAETEC Corp., commenced operations in 1998). In addition, the Company does not reasonably expect to incur an impairment charge within the next two fiscal years because the carrying value of the Company’s telecommunications reporting unit as of December 31, 2008 is significantly less than the calculated fair value of the reporting unit.

Integration and Separation Costs. The Company believes that the exclusion of the integration and separation costs for the identified business combination transactions meets the usefulness standard articulated in the Staff FAQ. The integration and separation costs excluded from the reviewed adjusted EBITDA measure relate to two significant back-to-back merger transactions which management considers transformational to the Company’s business. The merger of privately-held PAETEC Corp. with publicly-owned US LEC in February 2007 resulted in the registration under the Exchange Act of a new public holding company that combined these two substantial companies, while the Company’s acquisition of McLeodUSA Incorporated in February 2008 transformed the Company into a nationwide provider of communications service with, for the first time, a facilities-owned network structure. Among the effects of the two transactions extensively described in the Company’s filings with the Commission, the Company’s annual revenues grew from approximately $600 million to $1.6 billion. Management does not consider the integration and separation costs related to those transactions to be reflective of the Company’s performance of the ordinary and ongoing course of its operations. Indeed, the Company has emphasized in its analysis of operating results in the MD&A section of the reviewed filings that the results for the periods presented are not comparable because of the magnitude of the two combination transactions. Just as investors find it useful in the Company’s GAAP-based presentation to understand the Company’s performance as adjusted for the effects of the transactions, so the exclusion of integration and separation costs from adjusted EBITDA provides a necessary and useful supplemental perspective on the underlying core performance of the Company. We note that the disclosure developed by the Company in its response to the staff’s 2006 comment on the adjusted EBITDA measure referred to below highlights the importance of isolating particular items attributable to the “increased merger and acquisition activity” affecting the Company’s industry.

Use of Adjusted EBITDA Measure. The Company presents adjusted EBITDA in its periodic filings exclusively in management’s discussion and analysis as an integral feature of its effort, consistent with the staff’s guidance on MD&A, to present the Company’s financial results through the eyes of management. In addition, the information about the Company’s core operating performance provided by this financial measure is used by management for a variety of other purposes. For example, management regularly communicates its adjusted EBITDA results to its board of directors and discusses with the board management’s interpretation of those results. Further, as discussed in the Company’s proxy statement, management compares the Company’s adjusted EBITDA performance against internal targets as a key factor in determining cash bonus compensation for executives and other employees, largely because management feels that this measure is indicative of the how the fundamental business is performing and is being managed.

Previous Staff Review of Adjusted EBITDA Disclosure. The Company notes that the staff issued a similar comment about the Company’s use of the adjusted EBITDA measure in its 2006 review of the Company’s registration statement on Form S-4 relating to PAETEC Corp.’s combination with US LEC Corp. In response to comment 18 in the staff’s letter dated December 15, 2006, the Company, taking into account the guidance in the Staff FAQ, expanded substantially its narrative disclosure regarding the necessity and usefulness of adjusted EBITDA as formulated by the Company and used by it as a measure of “core” operating performance. The adjusted EBITDA disclosure on which the staff has commented in this review is substantially the same as the revised disclosure furnished by the Company, to the staff’s satisfaction, in response to the staff’s 2006 comment. The adjusted EBITDA measure reviewed by the staff in 2006 included adjustments for, among other items, stock-based compensation.

Proposed Revised Disclosure for Future Filings. To address the concerns expressed by the staff in this comment, the Company will include in its future filings with the Commission revised disclosure addressing the foregoing matters. The disclosure proposed by the Company is presented below, with the revised disclosure highlighted in italics to facilitate the staff’s review. Although the Company typically would not provide the full adjusted EBITDA disclosure until it files its next Annual Report on Form 10-K, the Company hereby undertakes to provide the following disclosure in its Quarterly Report on Form 10-Q for the quarter ending June 30, 2009:

Adjusted EBITDA Presentation

Adjusted EBITDA, as defined by PAETEC for the periods presented in this management’s discussion and analysis, represents net (loss) income before depreciation and amortization, interest expense, provision for (benefit from) income taxes, stock-based compensation, sales and use tax settlement, impairment charge, integration and separation costs, gain on non-monetary transaction, loss on extinguishment of debt, leveraged recapitalization related costs, and change in fair value of Series A convertible redeemable preferred stock conversion right. PAETEC’s adjusted EBITDA is a non-GAAP financial measure used by PAETEC’s management, together with financial measurements prepared in accordance with GAAP such as net (loss) income, revenue and cash flows from operations, to assess PAETEC’s historical and prospective operating performance.

Management uses adjusted EBITDA to enhance its understanding of PAETEC’s core operating performance, which represents management’s views concerning PAETEC’s performance in the ordinary, ongoing and customary course of its operations. Management historically has found it helpful, and believes that investors have found it helpful, to consider an operating measure that excludes expenses, such as integration and separation costs, losses on extinguishing of debt, and impairment charges, relating to transactions not reflective of PAETEC’s core operations, or which management does not expect to recur routinely. Management believes that, for the reasons discussed below, PAETEC’s use of a supplemental financial measure which excludes these expenses facilitates an assessment of PAETEC’s fundamental operating trends. Management notes that each of these expenses is presented in PAETEC’s financial statements and discussed in the management’s discussion and analysis section of its SEC reports, so that investors have complete information about the expenses. In addition, management believes it is useful to exclude from adjusted EBITDA stock-based compensation, although it is a recurring cost incurred in the ordinary course of business. In management’s view, stock-based compensation, which also is presented in PAETEC’s financial statements and discussed in management’s analysis of results, reflects a non-cash cost which may obscure for a given period trends in the underlying business, due to the timing and nature of the equity awards, including the fact that in some instances the awards have related to transactions outside the ordinary course of business.

The information about PAETEC’s core operating performance provided by this financial measure is used by management for a variety of purposes. Management regularly communicates its adjusted EBITDA results to its board of directors and discusses with the board management’s interpretation of such results. Management also compares the Company’s adjusted EBITDA performance against internal targets as a key factor in determining cash bonus compensation for executives and other employees, largely because management feels that this measure is indicative of the how the fundamental business is performing and is being managed. In addition, PAETEC’s management uses adjusted EBITDA to evaluate PAETEC’s performance relative to that of its competitors. This financial measure permits a comparative assessment of PAETEC’s operating performance relative to the company’s performance based on its GAAP results, while isolating the effects of certain items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies.

Management believes that adjusted EBITDA is a particularly useful comparative measure within PAETEC’s industry. The communications industry has experienced recent trends of increased merger and acquisition activity and financial restructurings. These activities have led to significant charges to earnings, such as those resulting from integration costs and debt restructurings, and to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Adjusted EBITDA facilitates company-to-company comparisons in the communications industry by eliminating some of the foregoing variations. Management believes that because of the variety of equity awards used by companies, the varying methodologies for determining both stock-based compensation and stock-based compensation expense among companies and from period to period, and the subjective assumptions involved in those determinations, excluding stock-based compensation from adjusted EBITDA enhances company-to-company comparisons over multiple fiscal periods. By permitting investors to review both the GAAP and non-GAAP measures, PAETEC and its peers that customarily use similar non-GAAP measures facilitate an enhanced understanding of historical financial results and enable investors to make more meaningful company-to-company comparisons.

PAETEC also provides information relating to its adjusted EBITDA so that analysts, investors and other interested persons have the same data that management uses to assess PAETEC’s core operating performance. Management believes that adjusted EBITDA should be viewed only as a supplement to the GAAP financial information. Management also believes, however, that providing this information in addition to, and together with, GAAP financial information permits the foregoing persons to obtain a better understanding of PAETEC’s core operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance on a standalone and a comparative basis.

PAETEC’s adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure. In addition, adjusted EBITDA has other limitations as an analytical financial measure. These limitations include the following:

•	adjusted EBITDA does not reflect PAETEC’s capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•	adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with PAETEC’s indebtedness;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will likely have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•	adjusted EBITDA does not reflect the cost of equity awards to employees;

•	adjusted EBITDA excludes some items in addition to stock-based compensation that are likely to recur;

•	adjusted EBITDA does not reflect the effect of earnings or charges resulting from matters that PAETEC’s management considers not indicative of PAETEC’s ongoing operations; and

•	to the extent that PAETEC changes its accounting of certain transactions or other items from period to period, PAETEC’s adjusted EBITDA may not be directly comparable from period to period.

PAETEC’s management compensates for these limitations by relying primarily on PAETEC’s GAAP results to evaluate its operating performance and by considering independently the economic effects of the foregoing items that are or are not reflected in adjusted EBITDA. Management also compensates for these limitations by providing GAAP-based disclosures concerning the excluded items in its financial disclosures. As a result of these limitations, however, adjusted EBITDA should not be considered as an alternative to net (loss) income, as calculated in accordance with GAAP, as a measure of operating performance, or as an alternative to any other GAAP measure of operating performance.

3.	In regard to the above comment, your statement on page 49 that adjusted EBITDA is a valuable indicator of PAETEC’s ability to produce operating cash flow does not support your assertion that your non-GAAP measure is a measure of financial performance. Please remove this disclosure or disclose and explain to us why it is appropriate to make such statements.

The Company will comply with the staff’s comment by removing this statement from its future filings, as reflected in our proposed revised disclosure in response to staff comment 2 above.

Critical Accounting Policies, page 61

4.	We note that goodwill accounted for 20% of total assets as of December 31, 2008. As a result of your impairment test of your reporting units as of September 30, 2008, you determined that a portion of your goodwill balance was not impaired. In light of the significance of your remaining goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•	Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

•

Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimate of future cash flows, as follows:

1)	Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2)	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having an additional goodwill impairment charge.

3)	In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.

•	Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company will include in its future filings with the Commission revised disclosure addressing the matters referred to in the staff’s comment. The disclosure proposed by the Company is presented below, with the revised disclosure highlighted in italics to facilitate the staff’s review. Although the Company typically would not provide the revised disclosure until it files its next Annual Report on Form 10-K, the Company hereby undertakes to provide the following disclosure in a discussion of its critical accounting policies in its Quarterly Report on Form 10-Q for the quarter ending June 30, 2009:

Impairment of Long-Lived Assets and Intangible Assets, including Goodwill.

It is PAETEC’s policy to review its long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors the company considers important, and which could trigger an impairment review, include the following:

•	significant under-performance of PAETEC’s assets relative to expected historical or projected future operating results;

•	significant changes in the manner in which PAETEC uses its assets or significant changes in PAETEC’s overall business strategy;

•	significant negative industry or economic trends; and

•	a significant decline in fair market value of PAETEC’s common stock for a sustained period.

PAETEC determines whether the carrying value of its long-lived assets, including property and equipment, and finite-lived intangible assets may not be recoverable based upon the existence of one or more of the foregoing or other indicators of impairment. PAETEC determines if impairment exists relating to long-lived assets by comparing future undiscounted cash flows to the asset’s carrying value. If the carrying value is greater than the undiscounted cash flows, PAETEC measures the impairment as the amount by which the carrying value of the assets exceeds the fair value of the assets.

In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, PAETEC does not amortize goodwill or other acquired intangible assets with indefinite useful lives. PAETEC has identified four reporting units as defined in SFAS No. 142. As of December 31, 2008, PAETEC had $300.6 million of goodwill, with the telecommunications reporting unit accounting for approximately 98% of goodwill. There were no changes in allocation of goodwill during 2008, 2007 or 2006. As of December 31, 2008, PAETEC had $2.4 million of intangible assets with indefinite lives representing acquired trade names from Allworx. As of December 31, 2007, PAETEC did not have any intangible assets with indefinite useful lives.

Goodwill is assessed for impairment at least annually using a two-step impairment test. Step one of the test is used to identify whether or not impairment may exist. In step one, PAETEC compares the fair value of each individual reporting unit with its carrying amount. PAETEC estimates the fair value of its reporting units based on the income approach, using a discounted projection of future cash flows, supported with a market based valuation. The income approach is dependent on a number of critical management assumptions including estimates of future cash flows that take into account growth rates, price increases, capital expenditures, the benefits of recent acquisitions and expected synergies, and an appropriate discount rate. PAETEC’s estimates of discounted cash flow may differ from actual cash flows due to, among other factors, economic conditions, changes to PAETEC’s business model or changes in operating performance. Significant differences between these estimates and actual cash flows could materially affect PAETEC’s future financial results. If a reporting unit’s carrying amount exceeds its fair value, impairment may exist. Step two of the impairment test must then be performed to measure the amount of impairment, if any. Goodwill impairment potentially exists when the implied fair value of a reporting unit’s goodwill is less than its carrying value. SFAS No. 142 requires PAETEC to determine the implied fair value of goodwill in the same manner as if PAETEC had acquired those reporting units. Specifically, PAETEC would allocate the fair value of the reporting unit to the assets, including any unrecognized intangible assets, and liabilites of that reporting unit, in a hypothetical calculation that would yield the implied fair value of the goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

PAETEC assesses the carrying value of its goodwill during the third quarter of each fiscal year. In accordance with SFAS No. 142, goodwill of a reporting unit will also be tested for impairment between annual tests if a triggering event occurs, as defined by SFAS No. 142, that could potentially reduce the fair value of the reporting unit below its carrying value. The annual assessment of the carrying value of PAETEC’s reporting units undertaken with respect to 2008, 2007 and 2006 indicated that the value of the remaining goodwill was not impaired as of July 1, 2007 and 2006, respectively. However, in the third quarter of 2008, after PAETEC experienced a significant and sustained decline in market capitalization as a result of a decrease in the market price of its common stock as reported on the NASDAQ Global Select Market, it was determined that the value of recorded goodwill was impaired. As discussed above under “—Overview,” PAETEC recorded a non-cash goodwill impairment charge of $340.0 million in the third quarter of 2008 based on a preliminary assessment. In the fourth quarter of 2008, management finalized the assessment in connection with the preparation of the company’s audited financial statements and recorded an additional non-cash charge of $15.0 million.

During the fourth quarter of 2008, PAETEC’s market capitalization declined further as a result of a decrease in the market price of its common stock as reported on the NASDAQ Global Select Market from the market price at September 30, 2008. PAETEC determined that the continued decline in market capitalization and the continuation of the factors that were identified during the third quarter of 2008 were an indicator that a goodwill impairment test was again required pursuant to SFAS No. 142 for the fourth quarter of 2008. As a result, PAETEC completed step one of the impairment process and concluded that the fair values of its reporting units exceeded the carrying values by a substantial margin and therefore recorded no impairment.

As of December 31, 2008, the fair value of the telecommunications reporting unit was estimated based on a discounted projection of future cash flows. Because of operating contributions of PAETEC’s recent acquisitions and the increased customer attrition and slower revenue growth resulting from the current economic slowdown, historical growth rates and operating results are not indicative of future operating performance. The future performance expectations of the telecommunications reporting unit were reflective of the current economic downturn, which PAETEC projected to recover in late 2009 and throughout 2010. Projected cash flows were discounted to their present value equivalents using a rate of return that accounts for the relative risk of not realizing the estimated annual cash flows and for the time value of money. A discount rate of 13.5% was used to calculate the present value of the projected cash flows for the telecommunications reporting unit. The discount rate was calculated using an industry-based weighted average cost of capital, plus an additional 2.5% company-specific risk premium to account for additional risks associated with achieving synergies and integration savings on PAETEC’s recent acquisitions, and with the launch of a unified product offering.

The calculation used to determine the fair value of the telecommunications reporting unit as of December 31, 2008 was based on inherent assumptions and estimates about future cash flows and appropriate discount rates. A 10% decrease in the calculated fair value of the telecommunications reporting unit would still result in a fair value greater than the carrying value of that reportable unit as of December 31, 2008.

The changes in the carrying value of goodwill from January 1, 2007 through December 31, 2008 were as follows (in thousands):

Balance as of January 1, 2007	$35,082
Goodwill related to the acquisition of US LEC Corp	303,784
Goodwill related to the acquisition of Allworx Corp	22,579

Balance as of December 31, 2007	361,445
Goodwill related to the acquisition of McLeodUSA Incorporated	302,270
Goodwill related to other acquisitions	(8,118)
Impairment charge	(355,000)

Balance as of December 31, 2008	$300,597

PAETEC recorded the assets acquired and liabilities assumed from McLeodUSA and Allworx at their respective preliminary fair values as of the closing date of the acquisitions of those companies. PAETEC recorded adjustments for these assets and liabilities in the accompanying consolidated balance sheet as of December 31, 2008 based on final valuations of these assets. Because of the significance of long-lived assets and the judgments and estimates that go into the fair value analysis, PAETEC believes that its policies regarding impairment of long-lived assets are critical.

*        *        *        *        *

As requested by the staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number 585-340-2500.

Very truly yours,

/s/ Keith M. Wilson
Chief Financial Officer

cc:	Mr. Timothy Culhane - Deloitte & Touche LLP

Hogan and Hartson L.L.P.